

07008785

SEC IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equibond, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No. and Street)



SEC MAIL
RECEIVED
PROCESSING
NOV 28 2007
WASH, D.C.
186
SECTION

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lustig (310) 260-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Pennsylvania
County of Westmoreland
Subscribed and sworn (or affirmed) to before me this 21 day of Nov, 2007

Notary Public

Signature

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Josephine Carozza, Notary Public
Rostraver Twp., Westmoreland County
My Commission Expires Oct. 1, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>Independent Auditor's Report</u>

Board of Directors
Equibond, Inc.:

We have audited the accompanying statement of financial condition of Equibond, Inc. (the Company) as of September 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Equibond, Inc.
Statement of Financial Condition
September 30, 2007

Assets

Cash and cash equivalents	$ 91,352
Marketable securities, at market	114,764
Receivable from clearing firm	127,571
Employee advances	13,000
Furniture & equipment, net	43,747
Deposits	6,276
Deferred tax assets	56,950
Other assets	600
Total assets	$ 454,260

Liabilities & Stockholder's Equity

Liabilities	
Commissions and accounts payable	$ 32,496
Payable to clearing firm	4,138
Salaries and bonuses payable	7,062
Deferred taxes payable	6,932
Total liabilities	50,628
Stockholder's equity	
Common stock, 100,000 shares authorized, no par value, 5,000 shares issued and outstanding	50,000
Additional paid-in capital	617,000
Accumulated deficit	(263,368)
Total stockholder's equity	403,632
Total liabilities & stockholder's equity	$ 454,260

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Operations
For the year ended September 30, 2007

Revenue	
Commissions	$ 244,448
Net inventory and investment gains	1,889,391
Interest and dividends	69,306
Other income	44,142
Total revenue	2,247,287
Expenses	
Employee compensation and benefits	1,116,086
Commissions and floor brokerage	776,255
Communications and quotations	109,136
Occupancy and equipment rental	82,050
Interest	2,204
Taxes, other than income taxes	54,152
Other operating expenses	170,536
Total expenses	2,310,419
Net income (loss) before income tax provision	(63,132)
Income tax provision	5,988
Net income (loss)	$ (69,120)

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 30, 2006	$ 50,000	$ 617,000	$ (194,248)	$ 472,752
Net income (loss)	–	–	(69,120)	(69,120)
Balance at September 30, 2007	$ 50,000	$ 617,000	$ (263,368)	$ 403,632

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the year ended September 30, 2007

Cash flow from operating activities:		
Net income (loss)		$ (69,120)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 29,051	
(Increase) decrease in:		
Receivable from clearing firm	(9,262)	
Receivable from related party	2,023	
Marketable securities, at market	(3,932)	
Employee advances	(13,000)	
Deferred tax assets	3,216	
(Decrease) increase in:		
Commissions payable and accounts payable	(8,411)	
Payable to clearing firm	4,118	
Salaries & bonuses payable	146	
Deferred taxes payable	2,083	
Total adjustments		6,032
Net cash and cash equivalents provided by (used in) operating activities		(63,088)
Cash flows from investing activities:		
Purchase of equipment	(16,142)	
Net cash and cash equivalents provided by (used in) investing activities		(16,142)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(79,230)
Cash and cash equivalents at the beginning of the year		170,582
Cash and cash equivalents at the end of the year		$ 91,352

Supplemental disclosure of cash flow information:
Cash paid during the period ended September 30, 2007

Income taxes	$ 800
Interest	$ 2,204

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2007

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Equibond, Inc. (the "Company") was incorporated in the State of California in September 1994. In April, 1995, the Company registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company trades on a fully disclosed basis whereby the execution and clearance of trades are handled by an outside clearing firm.

The Company trades equities and fixed income products executed on an exchange or over the counter. The firm does not hold customer funds and/or securities. The Company has over 240 clients. Approximately 25% of the clients account for 50% of the commission income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities are valued at month end market value. The resulting difference between cost and market value is included in net inventory and investment gains. Investments, not readily marketable are valued at cost.

Receivables from clearing firm are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of three (3) to ten (10) years by the straight-line method.

Equibond, Inc.
Notes to Financial Statements
September 30, 2007

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Note 2: MARKETABLE SECURITIES, AT MARKET

The Company purchases marketable securities for long-term investments and trading. The Company considers its marketable securities as trading marketable securities, as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Accordingly unrealized gains (losses) on investments are included in the profit and loss statement.

The market values consisted of the following at quoted market values:

Stocks	$ 11,764
Obligation of U.S. Government	103,000
Total	$ 114,764

The gross unrealized gain of $1,767 is included in net inventory and investment gains.

Note 3: FURNITURE & EQUIPMENT, NET

Furniture & equipment is stated at cost and summarized by major classification as follows:

		Depreciable Life Years
Furniture & fixtures	$ 102,612	7-10
Machinery & equipment	169,022	3-5
	271,634	
Less: Accumulated depreciation	(227,887)	
Furniture & equipment, net	$ 43,747	

Depreciation expense for the year was $29,051.

Note 4: INCOME TAXES

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 800	$ 11,643	$ 12,443
Federal tax expense (benefit)	–	(6,455)	(6,455)
Total tax expense (benefit)	$ 800	$ 5,188	$ 5,988

The Company has available at September 30, 2007, certain Federal and State Net Operating Losses (NOL's), which be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $44,294 and the State NOL's produce a deferred tax asset of approximately $12,656.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 10, 2005, and expires March 10, 2010. This lease was amended and extended to April 30, 2010. This lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

September 30,	Amount
2008	$ 71,879
2009	74,036
2010	52,299
2011 & thereafter	–
Total	$ 198,214

Rent expense was $74,198 for the year ended September 30, 2007.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company has a rent deferral amount of $8,365, which is due at the end of the lease term. However, this amount will be due immediately if the Company defaults on the terms of the lease agreement.

Note 6: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owns 100% of JHL Holdings Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC. Prophecy Partners, LP is a hedge fund managed by Equibond, LLC. Both the Company's sole shareholder and Equibond, LLC are limited partners of Prophecy Partners, LP.

Prophecy Partners, LP has a customer account with the Company. For the year ended September 30, 2007, the Company earned $95,257 in commissions from trades executed for the Prophecy Partners, LP account .

Note 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2007

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2007, the Company had net capital of $278,204, which was $178,204 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($43,696) to net capital was 0.16 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $5,000 difference between the computation of net capital under net capital S.E.C. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 273,204
Adjustments:		
Accumulated deficit	$ 4,999	
Rounding	1	
Total adjustments		5,000
Net capital per audited statements		$ 278,204

Equibond, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 50,000	
Additional paid-in capital	617,000	
Accumulated deficit	(263,368)	
Total stockholder's equity		$ 403,632
Less: Non allowable assets		
Furniture and equipment, net	(43,747)	
Deposits	(6,276)	
Deferred income tax assets	(56,950)	
Employee advances	(13,000)	
Other assets	(600)	
Total non-allowable assets		(120,573)
Net capital before haircuts		283,059
Less: Haircuts on securities		
Haircut on marketable securities	(4,855)	
Total haircuts		(4,855)
Net capital		278,204
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,910	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 178,204
Ratio of aggregate indebtedness to net capital	0.16: 1	

There is a $5,000 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated September 30, 2007. See Note 10.

See independent auditor's report.

Equibond, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2007

A computation of reserve requirement is not applicable to Equibond, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2007

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Equibond, Inc.:

In planning and performing our audit of the financial statements of Equibond, Inc. (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2007

END